June 18, 2008

Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:  Global Earth Energy, Inc.
        Form 10-KSB/A for the year ended December 31, 2007
        Filed February 30, 2008
        Forms 10-QSB for the periods ended November 30, 2007
        and February 29, 2008
        File No. 0-31343

Dear Mr. Wiggins:

We represent Global Earth Energy, Inc. (the “Company”).  We are in receipt of your letter dated June 17, 2008 regarding the above referenced filing and the following are our response:

1.	Please amend your Form 10-KSB to provide an audit report that is dated and indicates the city and state where issued. Refer to Article 2 of Regulation S-X.

Answer: The Company has amended the Form 10-KSB to provide an auditreport that is dated and indicates the city and state where issued.

2.
We note you did not file an Item 4.02 Form 8-K related to the restatement of your financial statements for the fiscal year ended August 31, 2006. Please tell us how you analyzed the significance of your restatement in concluding an Item 4.02 Form 8-K was not required or file this form 8-K immediately.

Answer: The Company has filed an Item 4.02 Form 8-K related to therestatement of financial statements for the fiscal year ended August31, 2006.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
GREGG E. JACLIN